TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

07022359

SUPPL

March 13, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated March 12, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

File No. 82-34786

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

March 12, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST RELEASES 2006 U.S. INCOME TAX INFORMATION

Trilogy Energy Trust (TSX:TET.UN) ("TET or the "Trust") - The following information is intended to assist unitholders of TET trust units ("Units") in reporting TET distributions for 2006 United States ("U.S.") federal income tax purposes. This information is intended for U.S. individual TET unitholders only.

The information contained herein is based on TET's understanding of the Internal Revenue Code and is provided for general information only. This information is not exhaustive of all possible U.S. income tax considerations, but is a general guideline and is not intended to be legal or tax advice to any particular unitholder or potential unitholder. Unitholders or potential holders should consult their own legal and tax advisors as to their particular tax consequences of holding Units as well as to determine whether claiming a credit or deduction for foreign income taxes is more beneficial.

TET believes that, for U.S. federal income tax purposes, the Units should be classified as shares of a corporation, rather than as debt, and that amounts considered to be dividends paid to its U.S. individual unitholders should be characterized as dividends paid from a qualified foreign corporation. As such, the portion of the distributions made during 2006 that are considered dividends should qualify for the reduced rate of tax applicable to certain dividends received from qualified foreign corporations. However, to qualify for the reduced rate of taxation on dividends, a unitholder must satisfy certain holding period and other requirements with respect to the unitholder's Units. Unitholders should consult their own tax advisors concerning their eligibility for this reduced rate of U.S. federal income tax.

Canadian resident unitholders should note that the information contained herein is not applicable for Canadian income tax purposes. Such information has been disclosed separately.

2006 U.S. Federal Income Tax Reporting for Beneficial Unitholders

The following information is being provided to assist U.S. individual unitholders of TET who hold their Units through a broker or other intermediary for reporting distributions received from TET on their IRS Form 1040 - U.S. Individual Income Tax Return for the calendar year 2006.

The portion of the trust distributions that is considered a dividend for U.S. income tax purposes is determined based upon TET's current and accumulated earnings & profits ("E&P") as determined in accordance with U.S. federal income tax principles.

With respect to cash distributions paid in 2006 to U.S. individual unitholders, 37.3% should be reported as a return of capital (to the extent of the unitholder's U.S. tax basis in their respective units) and 62.7% percent should be reported as dividends from a qualified foreign corporation.

The following table provides, on a per unit basis, the breakdown of the amount of cash dividends, prior to Canadian withholding tax, paid by TET for the period January 1, 2006 - December 31, 2006. The amounts are segregated between the portion of the cash distribution that should be treated as Qualified Dividends and the portion that should be treated as A return of capital. The amounts shown on the attached schedule are in U.S. dollars as converted on the applicable payment dates. This schedule is for information purposes only. Amounts computed based on the following table may differ from the amounts shown on the Form 1099 - DIV.

2006 Cash Distribution Information for Beneficial U.S. Unitholders ($/unit)

Record Date	Payment Date	Distribution Paid ($CDN)	Exchange Rate[1]	Distribution Paid ($US)	Taxable Qualified Dividend ($US)	Tax-Deferred Return of Capital ($US)
31-Dec-05	16-Jan-06	$ 0.80	0.8637	$ 0.6910	$ 0.4730	$ 0.2180
31-Jan-06	15-Feb-06	$ 0.25	0.8665	$ 0.2167	$ 0.1317	$ 0.0850
28-Feb-06	15-Mar-06	$ 0.25	0.8656	$ 0.2164	$ 0.1315	$ 0.0849
31-Mar-06	17-Apr-06	$ 0.25	0.8731	$ 0.2183	$ 0.1327	$ 0.0856
1-May-06	15-May-06	$ 0.25	0.8977	$ 0.2244	$ 0.1364	$ 0.0880
31-May-06	15-Jun-06	$ 0.20	0.8947	$ 0.1790	$ 0.1088	$ 0.0702
30-Jun-06	17-Jul-06	$ 0.20	0.8832	$ 0.1767	$ 0.1074	$ 0.0693
31-Jul-06	15-Aug-06	$ 0.20	0.8912	$ 0.1782	$ 0.1083	$ 0.0699
31-Aug-06	15-Sep-06	$ 0.20	0.8933	$ 0.1787	$ 0.1086	$ 0.0701
2-Oct-06	16-Oct-06	$ 0.20	0.8783	$ 0.1757	$ 0.1068	$ 0.0689
31-Oct-06	15-Nov-06	$ 0.16	0.8780	$ 0.1405	$ 0.0854	$ 0.0551
30-Nov-06	15-Dec-06	$ 0.16	0.8640	$ 0.1382	$ 0.0840	$ 0.0542
Total Per Unit		$ 3.12		$ 2.7338	$ 1.7146	$ 1.0192

[1] Bank of Canada noon rate on date of payment

TET is not required to issue Form 1099 DIV's; however, U.S. unitholders may have received a Form 1099 DIV from a broker or intermediary that may not be correct. As a result of this, U.S. unitholders should consult their brokers and tax advisors to ensure that this information is accurately reflected on their tax returns. Brokers and/or intermediaries may or may not issue amended Form 1099 DIVs.

Trust Units Held Within a Qualified Retirement Plan

No amounts are required to be reported on an IRS Form 1040 - U.S. Individual Income Tax Return where Units are held within a qualified retirement plan.

Trust Units Held Outside of a Qualified Retirement Plan

U.S. individual unitholders who hold their Units through a stockbroker or other intermediary should receive tax-reporting information from their stockbroker or intermediary and may need to use the information provided in the above table for a division of the cash distributions between taxable dividends and a return of capital. TET expects that the stockbroker will issue a Form 1099 - DIV "Dividends and Distributions" or a substitute form developed by the stockbroker or other intermediary.

The amount included on Line 1b of the Form 1099 - DIV represents dividends that could be eligible for the qualified dividend tax rate. TET's dividends are expected to be "Qualified Dividends".

The amount included in Line 3 of the Form 1099 - DIV is generally non-taxable. This amount is non-taxable if it is a return of your cost (or other basis) in the trust units.

U.S. unitholders are encouraged to utilize the Qualified Dividends and Capital Gain Tax Worksheet to determine the amount of tax that may be otherwise applicable.

The amount included on Line 6 of the Form 1099 - DIV representing the amount of foreign tax paid (Canadian withholding tax) should be reported on Form 1116 "Foreign Tax Credit (Individual, Estate, or Trust)". Information regarding the amount of Canadian tax withheld in 2006 should be available from your stockbroker or other intermediary and is not available from TET.

During 2006, the non-taxable return of capital portion of the monthly distributions was subject to a 15% Canadian withholding tax. The amount of Canadian tax withheld on the non-taxable return of capital portion has been aggregated with the Canadian tax withheld on the taxable portion of the distributions and reported on Line 6 of the Form 1099 - DIV.

About TET

TET is a petroleum and natural gas-focused Canadian energy trust. The Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer; or
M.G. (Mike) Kohut, Chief Financial Officer; or
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915

March 15, 2007

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. Press Release Dated March 15, 2007

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

File No. 82-34786

TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

March 15, 2007

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES MARCH DISTRIBUTION

Trilogy Energy Trust ("Trilogy" or the "Trust") (TSX – TET.UN) announces that its cash distribution for March 2007 will be $0.10 per Trust Unit. The distribution is payable on April 16, 2007 to unitholders of record on April 2, 2007. The ex-distribution date is March 29, 2007. The Trust expects to make monthly distributions of $0.10 per Trust Unit for the remainder of 2007, based on current commodity price forecasts for petroleum and natural gas, current production forecasts and assumptions regarding royalties and expenses.

About the Trust

Trilogy is a petroleum and natural gas-focused Canadian energy trust. Trilogy's Trust Units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

Forward-looking Information

This news release contains statements concerning distributions to be paid by the Trust and the amount and timing thereof, how distribution levels are set and 2007 forecast production for Trilogy. Such forward-looking statements or information are based on a number of assumptions, including those set forth in this press release, which may prove to be incorrect.

Although the Trust believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Trust can give no assurance that such expectations will prove to be correct. Forward-looking statements or information are based on current expectations, estimates and projections that involve a number of risks and uncertainties which could cause actual results to differ materially from those anticipated by the Trust and described in the forward-looking statements or information These risks and uncertainties include but are not limited to: volatility of oil and gas prices, fluctuations in currency and interest rates, risks inherent in the Trust's operations, the Trust's ability to access external sources of debt and equity capital, the Trust's ability to enter into or renew leases, imprecision in estimating the timing, costs and levels of production, the results of exploration, development and drilling, the Trust's ability to secure adequate product transportation, the Trust's ability to retain and attract qualified personnel, uncertainty in the amounts and timing of royalty payments, imprecision in estimates of product sales, changes in the Trust's capital expenditure levels and plans, changes in environmental and other regulations or the interpretation of such regulations, weather and general economic and business conditions.

The forward-looking statements or information contained in this news release are made as of the date hereof and the Trust undertakes no obligation to update publicly or revise any forward-looking statements or information, whether as a result of new information, future events or otherwise, unless so required by applicable securities laws.

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J. B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100 – 350 – 7th Avenue S. W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915

END